

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2021

Via E-mail
Mr. Matthew J. D'Onofrio
EVP, Chief Business Officer and Secretary
Evoke Pharma, Inc.
420 Stevens Avenue, Suite 370
Solana Beach, CA 92075

Re: Evoke Pharma, Inc.
Form 10-Q for the quarterly period ended September 30, 2020
Exhibit No. 10.1 3PL Agreement
Filed November 10, 2020
File No. 001-36075

Dear Mr. D'Onofrio:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance